Cameco Corporation
Supplementary Financial Information
For the three months ended December 31, 2010 and 2009
($Cdn Thousands)
(Unaudited)

	Three Months Ended
Earnings	Dec 31/10	Dec 31/09

Revenue from
Products and services	$673,409	$658,706

Expenses
Products and services sold	357,279	386,793
Depreciation, depletion and reclamation	70,678	66,346
Other expenses	30,116	30,619

Earnings before income taxes and minority interest	215,336	174,948
Income tax expense	12,513	2,435
Minority interest	(3,717)	(1,859)

Earnings from continuing operations	206,540	174,372
Earnings from discontinued operations	—	424,089

Net earnings	$206,540	$598,461

Net earnings per share (diluted)
Continuing operations	$0.52	$0.44
Discontinued operations	—	1.08

Total	$0.52	$1.52

	Three Months Ended
Cash Flows	Dec 31/10	Dec 31/09

Operating activities
Net earnings	$206,540	$598,461
Discontinued operations	—	(424,089)
Items not requiring cash	62,051	80,915
Other operating items	(148,568)	(67,081)

Cash provided by operations	120,023	188,206

Investing activities
Additions to property, plant and equipment	(140,053)	(98,911)
Maturity (purchase) of short-term investments	33,925	(202,850)
Net proceeds on sale of Centerra	—	871,300
Other	20,256	(4,464)

Cash provided by (used in) investing	(85,872)	565,075

Financing activities
Change in debt	1,453	(122,402)
Contributions from minority interest	2,165	—
Issue of shares	12,843	1,737
Dividends	(27,542)	(23,559)

Cash used in financing	(11,081)	(144,224)

Increase in cash during the period	$23,070	$609,057

Note — this information has not been reviewed by our external auditors.

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